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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Year Ended
	October 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005
Earnings:
Add:
Income from continuing operations before taxes and equity income	$7	$815	$670	$627	$291
Fixed Charges	120	153	115	106	57

Total	$127	$968	$785	$733	$349
Fixed Charges:
Interest expense	87	106	86	65	18
Estimate of interest within rental expense	32	30	24	37	30
Amortization of capitalized expenses related to indebtedness	1	17	5	4	9

Total	120	153	115	106	57
Ratio of earnings to fixed charges	1.06	6.33	6.83	6.92	6.11

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges